Exhibit 99.1

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS
Cash	$176,584	$237,605
Accounts receivable, net	426,688	146,174
Inventories	116,845	128,977
Other receivables	50,841	4,596
Other receivable, related party	20,698	19,497
Prepaid expenses and other current assets	514,780	226,027
Total Current Assets	1,306,436	762,876

PROPERTY AND EQUIPMENT, NET	106,587	87,712
PROPERTY AND EQUIPMENT, NET OF DISCONTINUED OPERATIONS	-	-

OTHER ASSETS
Prepaid expenses - non-current	232,825	281,375
Intangible assets, net	260,370	337,295
Operating lease right-of-use assets	194,315	202,980
Finance lease right-of-use assets	21,918	25,572
Total Other Assets	709,428	847,222

Total Assets	$2,122,451	$1,697,810

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Short term loans - private lenders	$376,799	$528,074
Short term loans - related parties	1,632,983	438,097
Convertible notes	7,123	29,073
Convertible notes - related parties	46,377	46,377
Accounts payable	316,511	25,886
Other payables and accrued liabilities	1,839,741	1,598,129
Other payables - related parties	614,982	555,406
Customer deposits	575,297	477,916
Operating lease liabilities	132,368	174,757
Finance lease liabilities	6,037	4,615
Taxes payable	159,073	263,044
Total Current Liabilities	5,707,291	4,141,374

OTHER LIABILITIES
Deferred tax liabilities	58,699	76,700
Operating lease liabilities - non-current	61,947	28,222
Finance lease liabilities - non-current	20,834	23,582
Total Other Liabilities	141,480	128,504

Total Liabilities	5,848,771	4,269,878

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized, 37,156,382 shares and 37,153,049 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	47,829,228	47,806,899
Accumulated deficit	(51,304,427)	(50,100,426)
Accumulated other comprehensive loss	(234,366)	(259,532)
Total Euda Health Holdings Limited Shareholders’ Deficit	(3,709,565)	(2,553,059)

Noncontrolling interests	(16,755)	(19,009)
Total Shareholders’ Deficit	(3,726,320)	(2,572,068)

Total Liabilities and Shareholders’ Deficit	$2,122,451	$1,697,810

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30,	June 30,
	2025	2024

REVENUES
Property management services	$2,089,041	$1,908,048
Holistic wellness consumer products and services	893,785	-
Others	74,497	-
Total Revenues	3,057,323	1,908,048

COST OF REVENUES
Property management services	1,622,146	1,465,976
Holistic wellness consumer products and services	599,863	-
Total Cost of Revenues	2,222,009	1,465,976

GROSS PROFIT	835,314	442,072

OPERATING EXPENSES:
Selling	58,953	34,938
General and administrative	1,908,295	1,996,594
Impairment loss of long-lived assets	-	14,755,560
Research and development	244	-
Total Operating Expenses	1,967,492	16,787,092

LOSS FROM OPERATIONS	(1,132,178)	(16,345,020)

OTHER INCOME (EXPENSE)
Interest expense, net	(43,657)	(42,962)
Loss on debt settlement	-	(448,000)
Other (expense) income, net	(30,135)	86,729
Total Other Expense, net	(73,792)	(404,233)

LOSS BEFORE INCOME TAXES	(1,205,970)	(16,749,253)

BENEFIT FOR INCOME TAXES	(4,274)	(979)

NET LOSS FROM CONTINUING OPERATIONS	(1,201,696)	(16,748,274)

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	-	(84,673)

NET LOSS	(1,201,696)	(16,832,947)

Less: Net (loss) income attributable to noncontrolling interest from continuing operations	2,305	(5,118)

NET LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(1,204,001)	$(16,827,829)

NET LOSS	$(1,201,696)	$(16,832,947)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	25,115	39,786

TOTAL COMPREHENSIVE LOSS	(1,176,581)	(16,793,161)

Less: Comprehensive (loss) income attributable to noncontrolling interest	2,254	(4,948)

COMPREHENSIVE LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(1,178,835)	$(16,788,213)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	37,156,364	28,370,557

LOSS (INCOME) PER SHARE
Basic and diluted - continuing operations	$(0.03)	$(0.59)
Basic and diluted - discontinued operations	$-	$(0.00)
Total	$(0.03)	$(0.59)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Accumulated	Accumulated other comprehensive		Noncontrolling
	Shares	Capital	Deficit	loss		interest	Total
BALANCE, December 31, 2024	37,153,049	47,806,899	(50,100,426)	(259,532)		(19,009)	$(2,572,068)
Net loss	-	-	(1,204,001)	-		2,305	(1,201,696)
Issuance of ordinary shares upon conversion of convertible notes	3,333	22,329	-	-		-	22,329
Foreign currency translation adjustments	-	-	-	25,166		(51)	25,115
BALANCE, June 30, 2025 (Unaudited)	37,156,382	$47,829,228	$(51,304,427)	$(234,366	)$	(16,755)	$(3,726,320)

	Ordinary shares		Accumulated	Accumulated other comprehensive		Noncontrolling
	Shares	Capital	Deficit	loss		interest	Total
BALANCE, December 31, 2023	24,627,509	$27,430,187	$(34,743,270)	$(185,468	)$	16,615	$(7,481,936)
Net loss	-	-	(16,827,829)	-		(5,118)	(16,832,947)
Issuance of ordinary shares through private placements	50,000	50,000	-	-		-	50,000
Issuance of ordinary shares upon conversion of convertible notes	1,500,000	1,500,000	-	-		-	1,500,000
Issuance of ordinary shares upon settlement of debts	995,362	1,713,587	-	-		-	1,713,587
Issuance of ordinary shares in assets acquisition	8,571,428	15,000,000	-	-		-	15,000,000
Foreign currency translation adjustments	-	-	-	39,616		170	39,786
BALANCE, June 30, 2024 (Unaudited)	35,744,299	$45,693,774	$(51,571,099)	$(145,852	)$	11,667	$(6,011,510)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,201,696)	$(16,832,947)
Net loss from discontinued operations	-	(84,673)
Net loss from continuing operations	(1,201,696)	(16,748,274)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Depreciation	10,297	2,327
Amortization of intangible assets	77,904	5,631
Amortization of operating right-of-use asset	84,912	68,079
Amortization of finance right-of-use assets	5,329	3,550
Deferred taxes benefits	(18,001)	(979)
Impairment loss on goodwill	-	14,755,560
Loss on debt settlement	-	448,000
Change in operating assets and liabilities
Accounts receivable	(259,406)	54,602
Other receivables	(31,766)	(17,588)
Inventories	19,332	-
Prepaid expenses and other current assets	(226,851)	38,916
Prepayments	-	(150,648)
Accounts payable	277,969	28,101
Other payables and accrued liabilities	216,265	442,178
Customer deposits	46,186	-
Taxes payable	(130,985)	17,814
Operating lease liability	(84,912)	(68,079)
Net cash used in operating activities from continuing operations	(1,215,423)	(1,120,810)
Net cash used in operating activities from discontinued operations	-	(137,787)
Net cash used in operating activities	(1,215,423)	(1,258,597)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(23,222)	(1,151)
Purchases of intangible assets	-	(18,615)
Cash acquired through assets acquisition	-	15,745
Net cash used in investing activities from continuing operations	(23,222)	(4,021)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	(23,222)	(4,021)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from convertible notes	-	1,500,000
Repayments of convertible note	-	(300,000)
Proceeds received from Issuance of ordinary shares through private placements	-	50,000
Proceeds from short-term loans - private lenders	445,117	267,216
Repayments to short-term loans - private lenders	(577,057)	(123,092)
Proceeds received from short-term loans - related parties	1,193,973	139,190
Borrowings from other payables - related parties	-	62,848
Advance from other payables - related parties	59,001	-
Payment of finance lease liabilities	(3,277)	(3,079)
Repayments to discontinued operations entities	-	(293,308)
Net cash provided by financing activities from continuing operations	1,117,757	1,299,775
Net cash provided by financing activities from discontinued operations	-	197,739
Net cash provided by financing activities	1,117,757	1,497,514

EFFECT OF EXCHANGE RATE CHANGES	59,866	(41,872)

NET CHANGE IN CASH	(61,022)	193,024

CASH, beginning of the period	237,606	197,554

CASH, end of the period	176,584	390,578

Less: Cash from discontinued operations	-	(14,372)

Cash from continuing operations, end of the year	$176,584	$376,206

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$28,943	$11,533
Cash paid for interest	$5,906	$37,024

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use assets and lease liabilities	$47,192	$154,005
Derecognition of financing right-of-use assets upon lease termination	$80,931	$-
Issuance of ordinary shares upon conversion of convertible notes	$22,329	$1,500,000
Issuance of ordinary shares upon settlement of debts	$-	$1,713,587
Issuance of ordinary shares in assets acquisition	$-	$15,000,000
Issuance of convertible notes in settlement of short-term loans related parties, and other payables - related party	$-	$935,377

The accompanying notes are an integral part of these unaudited consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1– Nature of business and organization

EUDA Health Holdings Limited, which until November 17, 2022 was known as 8i Acquisition 2 Corp. (the “Company”, “EUDA” or “8i”) is a company incorporated on January 21, 2021, under the laws of the British Virgin Islands for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Initial Business Combination”). The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company’s efforts to identify a prospective target business were not limited to a particular industry or geographic location (excluding China). The Articles of Association prohibited the Company from undertaking the Initial Business Combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau).

On November 17, 2022 (the “Closing Date”), EUDA Health Holdings Limited, a British Virgin Islands business company (formerly known as 8i Acquisition 2 Corp.) (the “Company”), consummated the business combination contemplated by the Share Purchase Agreement (the “SPA”) between 8i Acquisition 2 Corp., a BVI business company (“8i”), EUDA Health Limited, a British Virgin Islands business company (“EHL”), Watermark Developments Limited, a British Virgin Islands business company (“Watermark” or the “Seller”), and Kwong Yeow Liew, dated April 11, 2022 and amended May 30, 2022, June 10, 2022, and September 7, 2022. As contemplated by the SPA, a business combination between 8i and EHL was effected by the purchase by 8i of all of the issued and outstanding shares of EHL from the Seller (the “Share Purchase”), resulting in EHL becoming a wholly owned subsidiary of 8i. In addition, in connection with the consummation of the Share Purchase, 8i has changed its name to “EUDA Health Holdings Limited.”

The Company, through its subsidiaries, operates in two business segments focused on property management services, providing services to shopping malls, office buildings, residential apartments; and after the discontinuation of its medical service operation in September 2023, holistic wellness consumer products and services. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45. Accordingly, assets, liabilities, results of operations, and cash flows related to its medical service practice have been reflected in the accompanying unaudited condensed consolidated financial statements as discontinued operation for all periods presented. In 2025, the Company has further expanded to provide non-invasive healthcare products and services in Asia, with a focus on Singapore, Malaysia, and China. The unaudited condensed consolidated balance sheets as of June 30, 2025 and audited consolidated balance sheets as of December 31, 2024, unaudited condensed consolidated statements of operations and comprehensive income (loss) and unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2025 and 2024 have been adjusted to reflect this change (see Note 4).

Acquisition of Fortress Cove Limited

On May 6, 2024, the Company entered into a share purchase agreement (“Share Purchase Agreement”) with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products and services in Malaysia. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 10,000,000 (“Consideration Shares”) newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CK Health appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024 (see Note 5).

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On July 1, 2024, Meng Dong Tan, Guohui Zhang, Xin Zhang, Yew Phang Chong, and Yew Yen Chong (the “Surrendering Shareholders”) entered into a share surrender deed with the Company. Pursuant to this agreement, the Company determined that the number of Consideration Shares that should have been issued to the Surrendering Shareholders was 8,571,428 in aggregate, based on the $1.75 per share price, which was the closing bid price quoted on The Nasdaq Stock Market on May 7, 2024, the date immediately preceding the completion date. The Surrendering Shareholders agreed to surrender an aggregate of 1,428,572 fully paid Consideration Shares to the Company for no consideration, subject to the terms of the deed.

The accompanying unaudited condensed consolidated financial statements reflect the activities of EUDA and each of the following entities:

Name	Background		Ownership
EUDA Health Limited (“EHL”)	●	A British Virgin Islands company	100% owned by EUDA
	●	Incorporated on June 8, 2021
	●	A holding Company
Kent Ridge Healthcare Singapore Pte. Ltd. (“KRHSG”) (1) (2)	●	A Singapore company	100% owned by EHL
	●	Incorporated on November 9, 2017
	●	Multi-care specialty group offering range of specialty care services to patients.
EUDA Private Limited (“EUDA PL”) (1) (4)	●	A Singapore company	100% owned by EHL
	●	Incorporated on April 13, 2018
	●	A digital health company that provides a platform to serve the healthcare industry
Zukitek Vietnam Private Limited Liability Company (“ZKTV PL”) (1) (4)	●	A Vietnam company	100% owned by EUDA PL
	●	Incorporated on May 2, 2019
	●	A Research and Development Company

Singapore Emergency Medical Assistance Private Limited (“SEMA”) (1) (3)	●	A Singapore company	100% owned by EHL
	●	Incorporated March 18, 2019
	●	A holding company
Kent Ridge Health Limited (“KRHL”)	●	A British Virgin Islands company	100% owned by EHL
	●	Incorporated on June 8, 2021
	●	A holding company
Super Gateway Group Limited (“SGGL”)	●	A British Virgin Islands company	100% owned by KRHL
	●	Incorporated on April 18, 2008
	●	A holding company
Universal Gateway International Pte. Ltd. (“UGI”)	●	A Singapore company	98.3% owned by SGGL
	●	Incorporated on September 30, 2000
	●	Registered capital of RMB 5,000,000
	●	A holding company
Melana International Pte. Ltd. (“Melana”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on September 9, 2000
	●	Property management service that services shopping malls, business office building, or residential apartments
Tri-Global Security Pte. Ltd. (“Tri-Global”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 10, 2000
	●	Property security service that services shopping malls, business office building, or residential apartments
UG Digitech Private Limited (“UGD”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 16, 2001
	●	A holding company
Euda Health Pte. Ltd. (“EHPL”)	●	A Singapore company
	●	Incorporated on May 26, 2023	100% owned by EHHL
	●	Management consultancy services for healthcare organization

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Fortress Cove Limited (“Fortress Cove”)	●	British Virgin Islands company	100% owned by EUDA
	●	Incorporated on November 2, 2023
	●	A holding company
CK Health Plus Sdn Bhd (“CK Health”) (5)	●	A Malaysian company	100% owned by Fortress Cove
	●	Incorporated on November 23, 2023
	●	Direct sale of holistic wellness consumer products and services in Malaysia
Weith Management Limited (“Weith”) (6)	●	British Virgin Islands company	100% owned by EUDA
	●	A holding company

(1)	These entities were presented as a discontinued operation in accompanying unaudited condensed consolidated financial statements.

(2)	On December 30, 2024, the Company sold 100% equity interest of KRHSG to Merlion Club Limited, an unrelated party, for a consideration of $1.

(3)	On January 1, 2024, the Company lost control of SEMA while it was undergoing liquidation. Accordingly, the Company deconsolidated SEMA from its unaudited condensed consolidated financial statements effective as of that date.

(4)	On January 1, 2024, the Company lost control of Euda PL, and its subsidiary ZKTV PL, while they were undergoing liquidation. Accordingly, the Company deconsolidated Euda PL and ZKTV PL from its unaudited condensed consolidated financial statements effective as of that date.

(5)	On February 17, 2025, EHHL subscribed to 2,157,551 shares and Fortress subscribed to 350,000 shares in CKHP. Subsequently, on 16 April 2025, EHHL subscribed to an additional 2,491,449 shares in CKHP. As of the date of this report, CKHP is owned 93% by EHHL and 7% by Fortress.

(6)	On April 30, 2025, the Company acquired 100% equity interest in Weith from Alfred Lim, an executive director and shareholder of the Company, for nil consideration. As of the date of issuance of these unaudited condensed consolidated financial statements, Weith has no substantive operations other than serving as a holding company.

Note 2 – Going concern

In assessing the Company’s going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from banks, private lenders, third parties and related parties and cash generated from operations have been utilized to finance the working capital requirements of the Company. As of June 30, 2025, the Company’s working capital deficit was approximately $4.4 million, and the Company had cash of approximately $0.2 million. The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, the Company had, and will likely continue to have, an ongoing need to raise additional cash from outside sources to fund its operations and any expansion plan. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements - Going Concern, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that our unaudited condensed consolidated financial statements are issued.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

If the Company is unable to generate sufficient funds to finance the working capital requirements of the Company within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lender;

●	equity financing.

The Company can make no assurances that required financing will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management is trying to alleviate the going concern risk by securing various financing resources, including but not limited to borrowing from the Company’s shareholders and certain of their affiliates, as well as the possibility of raising funds through a future public offering thereby, enabling the Company to meet its liabilities as and when required for the next twelve months. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of June 30, 2025, and for the six months ended June 30, 2025 and 2024 reflect all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flow for such interim periods. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for the full year of 2025. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 29, 2025.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, fair value of the identifiable intangible assets through assets acquisition, estimate of the useful life of the intangible assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, other provisions and contingencies, estimated fair value of earn-out shares, prepaid forward purchase liability and private warrants. Actual results could differ from these estimates.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets and unaudited condensed consolidated statements of operations and comprehensive income (loss). Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows.

Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been designated as the Chief Executive Officer who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company.

As described in Note 5, in September 2023, the Board resolved on the plan to streamline its medical services practice, which business was carried through subsidiaries of KRHSG, EUDA PL, ZKTV PL, SEMA, ED PL, KR Hill PL, ZKT PL, KR Digital, and Zukihealth, as the Company is in the process of transitioning its business to other medical service fields. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s unaudited condensed consolidated financial statements in accordance with ASC 205-20-45.

On May 6, 2024, the Company has acquired 100% equity interest in Fortress Cove and its subsidiary CK health, which business operation is holistic wellness consumer products and services in Malaysia. Upon the completion of the streamlining of its medical service practice and acquisition of Fortress Cove and its subsidiary, the Company reorganized its business to become two reportable segments: property management services, and holistic wellness consumer products and services. The structure of these segments reflect the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments. All assets and continuing operations of the Company are physically located or domiciled in Singapore and Malaysia.

Acquisitions of assets

The Company applies the definition of a business in ASC 805, Business Combinations, to determine whether it is acquiring a business or a group of assets. When an acquired group of assets does not constitute a business, the transaction is accounted for as an asset acquisition. The cost of assets acquired and liabilities assumed in asset acquisitions is allocated based upon relative fair value. In the event that the cost of the asset acquisition exceed the fair value of the individual assets acquired and liabilities assumed, any excess cost over fair value should generally be allocated to the acquired assets on a relative fair value basis. This may result in certain assets being recognized in excess of their fair values, as measured in accordance with ASC 820.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Accounts receivable, net

Accounts receivable, net are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Company has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Company’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. Allowance for credit losses amounted to $2,599 and $2,420 related to accounts receivable was recorded as of June 30, 2025 and December 31, 2024, respectively.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or net realizable value using the moving average unit cost method. Management reviews inventory on hand periodically for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value. As of June 30, 2025 and December 31, 2024, no allowance for obsolescence or unmarketable items was recorded.

Other receivables

Other receivables primarily include receivables from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2025 and December 31, 2024, no allowance for credit losses related to other receivables was recorded.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to services providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2025 and December 31, 2024, no allowance for doubtful account related to prepaid expenses and other current assets was recorded.

Long-term investment

As of June 30, 2025 and December 31, 2024, the Company holds 39.3% of the equity interests in UG Digitech Sdn. Bhd.(“UGDSB”) through UG Digitech Private Limited (“UGD”), the Company’s 98.3% owned subsidiary, with carrying value of $0.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	3 years
Leasehold improvement	Shorter of the lease term or 5 years

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the six months ended June 30, 2025 and 2024, there was no impairment of property and equipment recognized.

Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over the Company’s best estimate of its useful life as follows:

Categories	Useful life
Distribution rights	2-3 years
Software	5 years

The Company amortizes intangible assets in accordance with ASC Topic 350, ‘Intangibles - Goodwill and Other.’ Distribution rights are amortized based on the pattern in which the economic benefits are consumed, while software is amortized on a straight-line basis over its expected useful life.

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets. Nil and $14,755,560 impairment of intangibles assets was recorded for the six months ended June 30, 2025 and 2024, respectively.

Impairment for long-lived assets

In accordance with ASC 360-10, Long-lived assets, including property and equipment, intangible assets with finite lives, goodwill and right of use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2025 and 2024, the Company recognized impairment losses on long-lived assets of $0, and $14,755,560 respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. The Company determined that upon further review of the warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

Upon completion of the business combination, all of 8i’s then outstanding public and private warrants were replaced by the Company’s public and private warrants. The Company treated such warrants replacement as a warrant modification and no incremental fair value was recognized.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize - revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and collectability is probable.

Revenue recognition policies for the revenue stream is as follows:

Property Management Services

- Performance obligation satisfied over a period of time

The Company provides property management services in shopping malls, business office building, or residential apartments to all tenants and property owners. Property management services include common area property management services that contain cleaning, landscaping, public facilities maintenance and other traditional services and also include security property management services provided to all tenants and property owners. Each of the two services is within separate agreements. The Company identified common area property management services as a single performance obligation as the kinds of service in the contract are not capable of being distinct and identified the security management services as another single performance obligation as there is only one service that is to provide security services.

The Company recognizes the common area property management revenue and security property management revenue on a straight-line basis over the terms of the common area property management agreement and security property management agreement, generally over one year period because its customer simultaneously receives and consumes the benefits provided by the Company throughout the performance obligations period.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of June 30, 2025 and December 31, 2024, the Company did not have any contract assets.

The Company recognized advance payments from its customers prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of June 30, 2025 and December 31, 2024, the Company did not have any contract liability.

Sales of holistic wellness consumer products

- Performance obligations satisfied at a point in time

The Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the holistic wellness consumer products are transferred to its customer at the Company’s office or shipment of the goods. The revenue is recorded net of estimated discounts and return allowances. Historically, there were insignificant sales returns.

Wellness therapies service

- Performance obligations satisfied at a point in time

The Company carries out its Wellness Therapies services, offering prepaid therapy session packages to customers. The primary performance obligation is providing individual therapy sessions. Each therapy session is considered a separate and distinct performance obligation that provides immediate benefit to the customer upon completion. Revenues are recognized at a point in time upon the completion of each individual therapy session. If a customer does not fully utilize all prepaid sessions by the expiration of the package, the Company is entitled to retain any remaining consideration, and the unredeemed balance is recognized as revenue upon the package’s expiration.

Licensing service of bioenergy cabin

- Performance obligations satisfied over the time

The Company carries out its licensing services by granting licensees non-exclusive rights to use its CK Health brand, proprietary marks, and Bioenergy Spa Capsules, along with providing ongoing business support throughout the licensing period. The primary performance obligation is to provide the licensee the right to use the brand and equipment, combined with ongoing operational support. The licensee benefits continuously from access to the brand, proprietary technology, and support services during the licensing period. Revenues are recognized over time throughout the licensing period as the Company satisfies its performance obligations by making the licensed rights and support services available to the licensee.

Wellness Membership Program

- Performance obligations satisfied over time

The Company carries out its Wellness Membership Program, where customers pay a fixed fee to access ongoing wellness benefits, including services, discounts, and therapy session entitlements, over a defined membership term. The primary performance obligation to provide continuous access to wellness services and related benefits throughout the duration of the membership. Customers consume the benefits progressively over time as they utilize the services and privileges under the membership. Revenues are recognized over time throughout the membership term as the Company satisfies its performance obligation by making the wellness products and services available to members.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of June 30, 2025 and December 31, 2024, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of June 30, 2025 and December 31, 2024, the Company recorded $575,297 and $477,916 of contract liabilities.

Disaggregated information of revenues by products/services are as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Property management service:
Property management service – common area management	$1,551,033	$1,379,191
Property management service – security management	538,008	528,857
Total property management service revenue	$2,089,041	$1,908,048

Holistic wellness consumer products and services:
Holistic wellness consumer products	102,055	-
Wellness therapies service	724,590	-
Licensing service of bioenergy cabin	17,145	-
Wellness Membership program	49,995	-
Total holistic wellness consumer products and service revenue	893,785	-

Other	74,497	-

Total revenue	$3,057,323	$1,908,048

Cost of revenues

Property Management Services

Cost of revenues mainly consists of labor expenses incurred attributable to property management service.

Disaggregated information of cost of revenues by products/services are as follows:

	For the Six Months Ended June 30,
	2025	2024
Property management service:	(Unaudited)	(Unaudited)
Property management service – common area management	$1,152,007	$1,016,054
Property management service – security management	470,139	449,922
Total property management service cost of revenue	$1,622,146	$1,465,976

Holistic wellness consumer products and services:
Holistic wellness consumer products	77,330	-
Wellness therapies service	522,533	-
Total holistic wellness consumer products and service cost of revenue	599,863	-
Total cost of revenues	$2,222,009	$1,465,976

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Advertising costs

Advertising is mainly through online and offline promotion activities. Advertising costs amounted to $30,648, and $9,494 for the six months ended June 30, 2025 and 2024, respectively.

Defined contribution plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $198,960 and $172,982 for the six months ended June 30, 2025 and 2024, respectively.

The related contribution plans include:

Singapore subsidiaries

- Central Provident Fund (“CPF”) – 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

- Skill Development Levy (“SDL”) – up to 0.25% based on employee’s monthly salary capped approximately $8.3 (SGD 11.25) for each employee.

Malaysia subsidiaries

- Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 4,000;

- Employees Provident Fund (“EPF”) – 12% based on employee’s monthly salary;

- Employment Insurance System (“EIS”) – 0.2% based on employee’s monthly salary capped of RM 4,000.

Goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net GST. The GST are based on gross sales price. GST rate is generally 9%, 8%, 7% for the six months ended June 30, 2025 and 2024, respectively in Singapore. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Deferred tax is calculated using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more-likely-than-not of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2025 and 2024. As of June 30, 2025, the tax returns of the Company’s Singapore entities for the calendar year from 2020 through 2023 remain open for statutory examination by Singapore tax authorities.

The Company recognize interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the unaudited condensed consolidated balance.

The Company conducts much of its business activities in Singapore and Malaysia and is subject to tax in its jurisdiction. As a result of its business activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the foreign tax authorities.

Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company calculates basic and diluted loss per share for continuing operations as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator
Net loss from continuing operations	$(1,201,696)	$(16,748,274)
Less: Net income (loss) attributable to noncontrolling interest from continuing operations	2,305	(5,118)
Net loss attributable to common shareholders, basic	$(1,204,001)	$(16,743,156)
Denominator
Weighted average number of shares outstanding, basic and diluted	37,156,364	28,370,557
Loss per share, basic and diluted	$(0.03)	$(0.59)

The Company calculates basic and diluted earnings/ (loss) per share for discontinued operations as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator
Net income/(loss) attributable to common shareholders, basic	$-	$(84,673)
Denominator
Weighted average number of shares outstanding, basic and diluted	-	28,370,557
Earnings/ (loss) per share, basic and diluted	$-	$(0.00)

As of June 30, 2025 and December 31, 2024, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 37,516 and 4,458,625 of the Company’s ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The fair value for certain assets and liabilities such as cash and restricted cash, accounts receivable, net, other receivables, prepaid expenses and other current assets, loan to third-party, short-term loans, promissory note, convertible notes, accounts payable, other payables and accrued liabilities, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term loan to third party approximates the fair value based on current yields for debt instruments with similar terms.

The Company did not have any financial assets or liabilities that were accounted for at fair value on a recurring basis as of June 30, 2025 and December 31, 2024.

Leases

The Company accounts for leases in accordance with ASC 842. The Company entered into three agreements as a lessee to lease office equipment for general and administrative operations. If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;
●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;
●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or
●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Finance and operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. The Company’s leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the office equipment on the remaining balance of the liability.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2025 and 2024, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Related parties

Parties, which are corporations or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

New Accounting Standards That Have Been Adopted:

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 on January 1, 2025, which did not have a material impact on the Consolidated Financial Statements.

New Accounting Standards That Have Not Yet Been Adopted:

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting guidance for induced conversions of convertible debt. The amendments clarify that, to account for a settlement as an induced conversion, an inducement offer must provide at least the consideration (in form and amount) issuable under the original conversion terms, even for instruments with cash conversion features. The amendments also clarify that the guidance applies to instruments not currently convertible, provided they had a substantive conversion feature at issuance and at the time of the inducement offer. The amendments aim to improve the relevance and consistency in application of the induced conversion guidance and are effective for annual periods beginning after December 15, 2025, with early adoption permitted for entities that have adopted ASU 2020-06. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its unaudited condensed consolidated financial statements.

On July 5, 2025, the FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (“ASU 2025-05”). ASU 2025-05 amends ASC 326-20, the calculation of credit loss allowances estimates the uncollectible portion of short-term receivables and contract assets, using historical and current data without forecasting future conditions, and may include post-balance-sheet collections if eligible. The guidance will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard on its unaudited consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flow.

Note 4 – Discontinued operations

In September 2023, the Board resolved on the plan to streamline its medical services practice, which was carried out through the entities of KRHSG, EUDA PL, ZKTV PL, SEMA, ED PL, KR Hill PL, ZKT PL, KR Digital, and Zukihealth, as the Company is in the process of transitioning its business to other medical service fields. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45.

On January 1, 2024, the Company lost control of SEMA, Euda PL, and its subsidiary ZKTV PL, while they were undergoing liquidation. Accordingly, the Company deconsolidated SEMA, Euda PL and ZKTV PL from its unaudited condensed consolidated financial statements effective as of that date.

On December 30, 2024, the Company sold 100% equity interest of KRHSG to Merlion Club Limited, an unrelated party, for a consideration of $1.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the its unaudited condensed consolidated statements of operations for the six months ended June 30, 2025 and 2024 are as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)

REVENUE	$-	$-

COST OF REVENUE	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES
Selling	-	12,987
General and administrative	-	85,259
Research and development	-	-
TOTAL OPERATING EXPENSES	-	98,246

LOSS FROM OPERATIONS	-	(98,246)

OTHER INCOME (EXPENSE), NET	-	13,679

LOSS BEFORE INCOME TAXES	-	(84,567)

PROVISION FOR INCOME TAXES	-	106

NET LOSS ATTRIBUTABLE TO EUDA	$-	$(84,673)

Reconciliation of the amount of cash flows from discontinued operations in the unaudited condensed consolidated statements of cash flows the six months ended June 30, 2025 and 2024 are as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)

Net cash used in operating activities from discontinued operations	$-	$(137,787)
Net cash used in financing activities from discontinued operations	-	197,739

Note 5 – Acquisition of Fortress Cove

On May 6, 2024, EUDA entered into a Share Purchase Agreement with certain persons for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

CKHP is a Malaysia company, and it has no operations prior to April 1, 2024 other than start up activities. On March 11, 2024, CKHP signed an agency contract to begin its principal activities, which include the exclusive rights in the distribution of series of collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, through its members and through its online platform. On March 25, 2024, CKHP signed another agency contract which include the exclusive distribution rights to distribute bioenergy cabins in Malaysia from Guangzhou Beauty Wellness Health Technology Co., Ltd. (“GBHT”). Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 8,571,428 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $1.75 per share based on market price on May 7, 2024, EST. An additional one million ordinary shares (the “Additional Consideration Shares”) will be issued to the persons named in the Share Purchase Agreement if CKHP’s net income for the year ended December 31, 2024 is at least USD 2.0 million and net income for the year ended December 31, 2025 is at least USD 5.0 million. The acquisition closed on May 8, 2024 (“Acquisition Date”). Meng Dong (James) Tan, a significant shareholder of EUDA, who holds more than 25% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove before the Acquisition Date.

EUDA accounted for the acquisition of Fortress Cove as the purchase of an asset under generally accepted accounting principles in the U.S. (U.S. GAAP). Under this method of accounting, the assets of Fortress Cove will be recorded as of the Acquisition Date at their fair values and consolidated with EUDA. The fair value estimates include, but are not limited to, future expected cash flows, revenue and expense projections and discount rates.

The following table summarizes the consideration transferred:

Acquisition Date

Fair value of equity transferred in Acquisition Date (1)	$15,000,000
Fair value of contingent consideration (2)	-
Total consideration transferred	$15,000,000

(1)	The fair value of the consideration transferred as of the acquisition date is $15,000,000 (Based on 8,571,428 new EUDA shares issues at $1.75 based on the closing market price of EUDA on May 7, 2024 EST/May 8 SGT).

(2)	There is a contingent consideration where up to 1,000,000 new EUDA shares will be issued to the shareholders of Fortress Cove if net income of CKHP is at least $2,000,000 for Fiscal Year 2024 and $5,000,000 for Fiscal Year 2025 (“Milestones”). The contingent consideration will be issued as soon as practicable after both Milestones are achieved. Based on the financial forecast of CKHP, CKHP forecasted the probability of achieving the Milestones is very unlikely in Fiscal Year 2024 and Fiscal Year 2025. Hence, CKHP considered the fair value of the contingent consideration to be $0.

The purchase price was allocated to the assets and identifiable intangible assets acquired, and liabilities assumed, based on their relative fair values at the acquisition date. The Company considered the fair value of identifiable intangible assets is lower than their allocated relative fair values and recorded an impairment loss of $14,755,560 on these intangible assets related to the acquisition. As a result, no goodwill was recorded for the excess value of the consideration transferred over the fair value of net assets acquired, as the transaction was recognized as an asset acquisition under ASC 805 rather than a business combination.

The identifiable intangible assets, consisting of distribution contracts with Guangzhou Beauty Wellness Health Technology Co., Ltd (“GBHT”) and Guangzhou Yoroyal Medical Technology Co., Ltd (“Yoroyal”), were recognized with fair values of $279,025 and $58,803, respectively, net of impairment loss. These distribution contracts are amortized based on the pattern of economic benefit, with useful lives estimated at two years for GBHT and three years for Yoroyal. The income method, typically used for valuing intangible assets that generate the majority of economic benefits for the acquiring entity, was applied to assess these assets.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 6 – Accounts receivable, net

Accounts receivable consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Accounts receivable	$429,287	$148,594
Allowance for credit losses	(2,599)	(2,420)
Total accounts receivable, net	$426,688	$146,174

As of June 30, 2025 and December 31, 2024, the Company had allowance for credit losses of $2,599 and $2,420, respectively.

Movements of allowance for credit losses from accounts receivable are as follows:

	For the Six Months ended June 30, 2025	For the Year Ended December 31, 2024
	(Unaudited)
Beginning balance	$2,420	$2,504
Addition	-	-
Exchange rate effect	179	(84)
Ending balance	$2,599	$2,420

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 7 – Inventories

Inventories consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Finished goods	$116,845	$128,977

Note 8 – Other receivables

Other receivables consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Employee advance and others	$38,028	$4,596
Tax recoverable	12,813	-
Total	$50,841	$4,596

Note 9 – Property and equipment, net

Property and equipment, net consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Office equipment	$178,406	$167,257
Leasehold improvement	12,021	11,299
Subtotal	190,427	178,556

Less: accumulated depreciation	(83,840)	(90,844)
Total	$106,587	$87,712

Depreciation expense for the six months ended June 30, 2025 and 2024 amounted to $10,297 and $2,327, respectively.

Note 10 – Intangible assets, net

Intangible assets consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Software	$20,893	$19,681
Distribution rights	337,827	337,827
Total intangible assets	358,720	357,508
Less: accumulated amortization	(98,350)	(20,213)
Total intangible assets, net	$260,370	$337,295

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Amortization expense for the six months ended June 30, 2025 and 2024 amounted to $77,904 and $5,631, respectively. Impairment of intangibles assets for the six months ended June 30, 2025 and 2024 amounted to nil and $14,755,560, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending:

Amortization
expenses
Twelve months ending June 30, 2026	$156,957
Twelve months ending June 30, 2027	88,966
Twelve months ending June 30, 2028	11,192
Twelve months ending June 30, 2029	3,255
Twelve months ending June 30, 2030	-
Total	$260,370

Note 11 – Credit facilities

Short term loans – private lenders

Outstanding balances on short term loans from private lenders consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2025	As of December 31, 2024
				(Unaudited)
Kong Wei Peng	Due on demand	0.0%	None	$1,425	$2,236
Raleigh Investment	January 31, 2025 (Repaid on January 31, 2025)	3.0%	None	-	12,198
8i Asia Limited	June 30, 2025 to December 31, 2025	0.0-8.0%	None	375,374	513,640
Total				$376,799	$528,074

Short term loans – related parties

Outstanding balances on short term loans from related parties consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2025	As of December 31, 2024
				(Unaudited)
Alfred Lim (2)	December 31, 2023, extended to December 31, 2025	8.0%	None	231,704	183,205
8i Enterprises Pte. Ltd(3)	December 31, 2025 (1)	8.0%	None	1,401,279	254,892
Total				$1,632,983	$438,097

(1)	On March 15, 2024, loan from 8i Enterprises Pte. Ltd and Meng Dong (James) Tan were converted into the Company’s ordinary shares (refer to Note 14). During the year ended December 31, 2024, the Company entered into new loan agreements with 8i Enterprises Pte. Ltd., borrowing an aggregate amount of $254,892. During the six months ended June 30, 2025, the Company entered into new loan agreements with 8i Enterprises Pte. Ltd., borrowing an aggregate amount of $1,193,420. The loans bear interest at a rate of 8% and are scheduled to mature on December 31, 2025.

(2)	Mr. Alfred Lim is a Chief Executive Officer, an executive director and shareholder of the Company.

(3)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte. Ltd. Mr. Tan has sole voting and dispositive power over such shares.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Convertible notes – third parties

Outstanding balances on convertible notes consist of the following:

Lender Name	Maturities	Interest Rate	Terms	As of June 30, 2025	As of December 31, 2024
				(Unaudited)
Madam Chong Ah Kaw (1)	January 1, 2025	6.0%	Automatically be converted into the 3,333 of the Company’s ordinary shares on maturity date	-	22,365
Sarina Binti Md Amin (2)	February 1, 2025	6.0%	Automatically be converted into the 666 of the Company’s ordinary shares on maturity date	4,749	4,472
Rosli Bin Abd Latif (2)	January 25, 2025	6.0%	Automatically be converted into the 333 of the Company’s ordinary shares on maturity date	2,374	2,236
Total				$7,123	$29,073

(1)	In January 2025, the Company has issued 3,333 shares of its ordinary shares to Madam Chong Ah Kaw in connection with the conversion of the convertible note.

(2)	As of the date these unaudited consolidated financial statements were issued, the Company had initiated the conversion of the notes held by Sarina Binti Md Amin and Rosli Bin Abd Latif into an aggregate of 999 unregistered ordinary shares, with the settlement of such conversion currently in progress.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Convertible notes – related parties

Lender Name	Maturities	Interest Rate	Terms	As of June 30, 2025	As of December 31, 2024

8i Enterprises Pte. Ltd (1)	December 31, 2025 (2)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $1.27 per shares at any time and from time to time.	$22,373	$22,373
Meng Dong (“James”) Tan (3)	December 31, 2025 (4)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $1.27 per shares at any time and from time to time.	24,004	24,004
Total				$46,377	$46,377

(1)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte Ltd. Mr. Tan has sole voting and dispositive power over the shares.

(2)	Since May 15, 2023, 8i Enterprises Pte Ltd (“8iEPL”), a company owned by Mr. Tan, has been rendering certain advisory services for the Company. Pursuant to a certain Settlement Agreement between the Company and 8iEPL dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (“8iEPL Convertible Note”). In April 2024, 8iEPL assigned $889,000 of 8iEPL Convertible Note to a third party and it was converted into 700,000 shares of the Company’s ordinary shares. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the remaining 8iEPLConvertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date.

(3)	Mr. Meng Dong (James) Tan, the Company’s related party has more than 10% ownership of the Company.

(4)	On May 26, 2023, the Company borrowed from Meng Dong (“James”) Tan, a significant shareholder of the Company, an aggregate amount of $22,500, or a total of $24,004 with unpaid and accrued interests at 8% per annum (the “James Tan Loan”). Pursuant to a Settlement Agreement between the Company and Mr. Tan dated March 15, 2024 (the “James Tan Settlement Agreement”), the Company has agreed to issue Mr. Tan a convertible note in the aggregate amount of $24,004 (the “James Tan Convertible Note”) in full satisfaction of the James Tan Loan. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the James Tan Convertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date.

The Company determined that the embedded conversion feature from the convertible notes, related parties and third parties qualifies for the scope exception due to the embedded conversion feature indexed to the Company’s stock in accordance with ASC 815-40-15 and meet the equity requirement in accordance with ASC815-40-25.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The movement of convertible notes from third parties and related parties are as following:

	Third parties	Related parties
December 31, 2024 balance	$29,703	$46,377
Conversion	(22,580)	-
June 30, 2025 balance	$7,123	$46,377

Note 12 – Other payables and accrued liabilities

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Accrued expenses (i)	$1,283,180	$1,180,519
Accrued payroll	495,788	413,219
Accrued interests (ii)	-	4,391
Others	60,773	-
Total other payables and accrued liabilities	$1,839,741	$1,598,129

(i)	Accrued expenses

The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal, audit and accounting fees, and other miscellaneous office related expenses.

(ii)	Accrued interests

The balance of accrued interests represented the balance of interest payable from short-term loan – third parties.

Note 13 – Related party balances and transactions

Related party balances

Other receivable – related party

Name of Related Party	Relationship	Nature	As of June 30, 2025	As of December 31, 2024
			(Unaudited)
Alex Lai Kum Weng	Director of CKHP	Employee advance	$20,698	$19,497

Other payables – related parties

Name of Related Party	Relationship	Nature	As of June 30, 2025	As of December 31, 2024
			(Unaudited)
Kent Ridge Health Pte Ltd	Shareholders of this entity also are the shareholders of the Company	Operating expense paid on behalf of the Company	395,779	395,779
Meng Dong (James) Tan	Shareholder of the Company	Operating expense paid on behalf of the Company	2,181	2,181
Chong Yew Yen	Director of CKHP (resigned on July 31, 2024) and shareholder of the Company	Operating expense paid on behalf of the Company	230	230
8i Enterprises Pte Ltd (“8iEPL”) (1)	Meng Dong (James) Tan who is the shareholders of this entity is also a the shareholder of the Company	Advisory services fee payable	180,000	135,000
8i Digital services Pte Ltd (“8i Digital”)	Meng Dong (James) Tan who is a shareholders of this entity is also a shareholder of the Company	Advisory services fee payable	21,948	21,952
Vivian Tay	Interim Chief Financial Officer of the Company	Operating expense paid on behalf of the Company	25	-
Alfred Lim	Chief Executive Officer, an executive director and shareholder of the Company	Operating expense paid on behalf of the Company	14,819	264
Total			$614,982	$555,406

(1)	A balance of $135,000 was converted into the Company’s ordinary shares in March 2024. See Note 14. On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8i Enterprises Pte Ltd (“8iEPL”) for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services, including advisory for acquisition of Fortress Cove and its subsidiaries which is 40% owned by Meng Dong (James) Tan before the acquisition. As of June 30, 2025 and December 31, 2024, the Company had accrued $180,000 and $135,000 advisory service fee pertaining to this Consultancy Agreement, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Short term loans – related parties

See Note 13 for details.

Convertible notes – related parties

See Note 13 for details.

Related party transaction

Acquisition of Fortress Cove

The acquisition of Fortress Cove and its subsidiary CKHP closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA, who holds more than 25% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove Limited. See Note 5 for details.

Consulting agreements with 8iEPL

On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8iEPL for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services. As of June 30, 2025 and December 31, 2024, the Company had accrued $180,000 and $135,000 advisory service fee pertaining to this Consultancy Agreement, respectively.

IT professional consulting service from 8i Digital

From August 2024 to October 2024, the Company engaged 8i Digital to provide IT professional consulting services. As of June 30, 2025, the Company had accrued a $21,948 for this service.

Note 14 – Shareholders’ equity

Ordinary shares

The Company is authorized to issue unlimited ordinary shares of no par value. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share.

-Private placements

In May 2023, the Company offered an aggregate of up to 4,000,000 ordinary shares of the Company in a private placement.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Between May 16 and May 22, 2023, the Company issued and sold to eight accredited investors an aggregate of 940,000 ordinary shares (the “Placement Shares”) at $1.00 per share for an aggregate to purchase price of $940,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder. In July 2023, the Company cancelled 200,000 shares as one of the accredited investors did not pay for the shares in a timely manner.

In August 2023, the Company issued and sold to two accredited investors an aggregate of 50,000 ordinary shares (the “Placement Shares”) at $1.00 per share for an aggregate to purchase price of $50,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

In June 2024, the Company issued and sold to two accredited investors an aggregate of 50,000 ordinary shares (the “Placement Shares”) at $1.00 per share for an aggregate to purchase price of $50,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

Conversion of debts

-Conversion of debts for the six months ended June 30, 2024

On March 15, 2024, the Company entered into settlement agreements (“Executive Settlement Agreement”) with the former Chief Executive Officer Kelvin Chen, former Chief Financial Officer Steven Sobak, and Chief Executive Officer and Executive Director Alfred Lim to resolve outstanding compensation. Under these agreements, Mr. Chen was issued 166,653 restricted ordinary shares in satisfaction of $212,484, Mr. Sobak received 75,059 restricted ordinary shares for $95,700, and Mr. Lim was granted 53,649 restricted ordinary shares for $68,403. All share issuances were based on the per-share closing price of $1.275 as of March 14, 2024, and fully satisfied the salaries and compensation owed to each executive as of December 31, 2023.

Pursuant to a certain Settlement Agreement between the Company and 8iEPL, the Company’s related party dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (the “8iEPL Convertible Note”). In April 2024, 8iEPL assigned the 8iEPL Convertible Note to a third party for an amount of $889,000. In May 2024, the balance was converted into 700,000 shares of the Company’s ordinary shares.

The following tables summarize the issuance of shares upon conversion of notes and settlement of debts discussed above:

	Executive Settlement Agreement	8iEPL Settlement Agreement	Total
Restricted Ordinary shares issued for settlements	295,361	700,000	995,362
Share price as of settlement date	$1.28	1.91
Fair value of settlement shares	$376,587	1,337,000	$1,713,587
Debt settled	$(376,587)	(889,000)	$(1,265,587)
Loss on Debt Settlements	$-	448,000	$448,000

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Conversion of convertible note

On January 16, 2024, the Company entered into a convertible loan agreement with Gilandi Limited (“Gilandi”), pursuant to which Gilandi agreed to lend $500,000 to the Company in two tranches of $250,000 each, payable by January 31 and March 31, 2024 (“Gilandi Convertible Loan”). The loan carried an 8% annual interest rate until its maturity on March 31, 2024, when any outstanding balance would automatically convert into ordinary shares at $1.00 per share. The Company issued a $250,000 convertible note on January 17, 2024, and received the second tranche on March 28, 2024. On March 31, the entire $500,000 loan converted into 500,000 restricted ordinary shares of the Company.

On April 16, 2024, the Company and Affluence Resource Pte. Ltd., a Singapore company (“Affluence”) entered into a convertible loan agreement (the “Convertible Loan Agreement 2”) pursuant to which Affluence has agreed to lend to the Company a convertible loan in the principal amount of $1,000,000 to be paid in two (2) tranches of $500,000 each by April 18, 2024 and May 15, 2024 (the “ Affluence Convertible Loan”). The Affluence Convertible Loan shall bear interest of 12% per annum from the date it is remitted to April 30, 2025 (the “Maturity Date”) or the date when the Affluence sends the Company a written notice to convert any unpaid principal amount of the Convertible Loan with accrued interests (the “Outstanding Sum”) into ordinary shares of the Company (the “Conversion Notice”), whichever is earlier. Anytime on or before May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.00 per share. Anytime after May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.42 per share. The Company has no right of early repayment of any part of the Affluence Convertible Loan without Affluence’s written consent. Any Outstanding Sum on the Maturity Date will be automatically converted into ordinary shares of the Company at $1.42 per share. On May 31, 2024, the Company issued 1,000,000 ordinary shares to Affluence following the conversion of the $1,000,000 convertible loan.

In connection with the closing of the Business Combination, the Company issued to Maxim Group LLC (the “Holder”) a convertible promissory note in the aggregate amount of $2,113,125 (the “Note”). The Note bears no interest and at the option of the Holder, may convert into shares of the Company at the fixed conversion price of $1.5 per share. On July 31, 2024, Maxim has assigned the convertible note to a third party, and the entire amount convertible notes has been converted into 1,408,750 share of the Company’s ordinary share on July 31, 2024.

Issuance of ordinary shares in assets acquisition

On May 6, 2024, EUDA entered into a Share Purchase Agreement for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 8,571,429 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $1.75 per share based on market price on May 7, 2024, EST. Refer to Note 5 for further detail.

Warrants

In connection with the reverse recapitalization, the Company has assumed 8,917,250 Warrants outstanding, which consisted of 8,625,000 Public Warrants and 292,250 Private Warrants. Both of the Public Warrants and private warrant met the criteria for equity classification.

Warrants became exercisable on the later of (a) the completion of the reverse recapitalization or (b) 12 months from the closing of the initial public offering (“IPO”). The warrants will expire five years after the completion of a reverse recapitalization or earlier upon redemption or liquidation.

As of June 30, 2025, the Company had 8,625,000 Public Warrants outstanding and 292,250 Private Warrants outstanding. Each whole Public Warrant and Private Warrant entitles the registered holder to purchase one-half share of the Company’s ordinary share at a price of $11.50 per share, subject to the following conditions discussed below.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company may redeem the Public Warrants and Private Warrants in whole and not in part, at a price of $0.01 per warrant:

● at any time while the warrants are exercisable and prior to their expiration,

● upon not less than 30 days’ prior written notice of redemption to each warrant holder,

● if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to warrant holders, and,

● if, there is a current registration statement in effect with respect to the Ordinary Shares underlying the Warrants for each day in the 30-day trading period and continuing each day thereafter until the Redemption Date or the cashless exercise of the Warrants is exempt from the registration requirements under the Securities Act of 1933, as amended (the “Act”)

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted for splits, dividends, recapitalizations and other similar events. Additionally, in no event will the Company be required to net cash settle the warrants.

The only difference between Public Warrants and Private Warrants is that the Private Warrants will not be transferable, assignable or salable until after the completion of reverse recapitalization.

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life
December 31, 2023	8,917,250	4,458,625	$11.50	3.88
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
December 31, 2024	8,917,250	4,458,625	$11.50	2.88
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
June 30, 2025	8,917,250	4,458,625	$11.50	2.38

Earnout shares

As part of the Business Combination, Watermark is entitled to the 4,000,000 Earnout Shares of the Company’s no par value ordinary shares subject to the following four triggering events:

●	1,000,000 additional Earnout Shares to be issued if during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, the Company’s share price is equal to or greater than Fifteen Dollars ($15.00) after the Closing Date (“Triggering Event 1”);

●	1,000,000 additional Earnout Shares to be issued if during the period beginning on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date, the Company’s share price is equal to or greater than Twenty Dollars ($20.00) (“Triggering Event 2”);

●	1,000,000 additional Earnout Shares to be issued if the consolidated audited financial statements of EUDA for the fiscal year commencing January 1, 2023 and ending December 31, 2023, reflect that EUDA has achieved both of the following financial metrics for such fiscal year: (x) revenues of at least $20,100,000 and (y) net income attributable to EUDA of at least $3,600,000 (“Triggering Event 3”);

●	1,000,000 additional Earnout Shares to be issued if the consolidated audited financial statements of EUDA for the fiscal year commencing January 1, 2024 and ending December 31, 2024, reflect that EUDA has achieved both of the following financial metrics for such fiscal year: (x) revenues of at least $40,100,000 and (y) net income attributable to EUDA of at least $10,100,000 (“Triggering Event 4”).

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Earnout Shares are accounted for as equity classified equity instruments, were included as merger consideration as part of the Reverse Recapitalization and recorded in capital. The fair value of the Earnout Shares was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition targets may not be satisfied.

The fair value of the Earnout Shares for Triggering Event 1 and 2 was estimated using the following assumptions:

Closing date	November 17, 2022
Share price of the Company as of closing date	$5.21
Average daily return rate	0.02%
Daily volatility for Triggering Event 1	4.74%
Daily volatility for Triggering Event 2	4.30%

Risk-free rate for Triggering Event 1	4.75%
Risk-free rate for Triggering Event 2	4.49%

Grant Price for Trigging Event 1	$15.0
Grant Price for Trigging Event 2	$20.0

As a result, the Company determined the fair value of the Earnout Shares for Triggering Event 1 and 2 is amounted to $1,926,610 and $3,273,019, respectively, and recorded the same amount in unaudited condensed consolidated statements of change in shareholders’ equity (deficit) and unaudited condensed consolidated statements of operations and comprehensive loss as earnout share payment for the year ended December 31, 2022.

In addition, Company determined that the probabilities of achieving the revenue and net income thresholds are 0 for Triggering Event 3 and 4 and estimated the fair value of the Earnout Shares of 0.

Note 15 – Income taxes

British Virgin Islands

KRHL and SGGL are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Singapore

The Company’s subsidiaries incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first approximately $8,000 (SGD 10,000) taxable income and 50% of the next approximately $144,000 (SGD 190,000) taxable income are exempted from income tax.

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based upon existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that have been incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The loss before income taxes were comprised of the following:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Singapore	$54,675	$(667,572)
Malaysia	(75,633)	-
Foreign	(1,185,012)	(16,081,681)
Total loss before income taxes	$(1,205,970)	$(16,749,253)

The provision (benefit) for income taxes consisted of the following:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Current	$13,727	$-
Deferred	(18,001)	(979)
Provision (benefit) for the income taxes consist of the following:	$(4,274)	$(979)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	June 30, 2025	December 31, 2024
	(Unaudited)
Deferred Tax Assets
Valuation allowance for credit losses	$442	$411
Net operating loss carry forwards	600,808	675,460
Lease liabilities	41,530	32,849
Less: valuation allowance*	(602,092)	(676,318)
Total deferred tax assets, net	$40,688	$32,402

Deferred Tax Liabilities
Right of use assets	$(40,688)	$(32,402)
Amortization of intangible assets	(58,699)	(76,700)
Total deferred tax liabilities	(99,387)	(109,102)
Deferred tax liabilities, net	$(58,699)	$(76,700)

*	The valuation allowance on all deferred tax assets increased by $74,226 from December 31, 2024 to June 30, 2025.

As of June 30, 2025 and December 31, 2024, the Company had net operating losses carry forward (including temporary taxable difference of bad debt expense) of approximately $3.5 million and $10.6 million, respectively, from the Company’s Singapore and Malaysia subsidiaries. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely, while the net operating losses from the Malaysia subsidiary can be carried forward of ten years. Due to the limited operating history of certain Singapore and Malaysia subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses (including temporary taxable difference of bad debt expense) of approximately $0.6 million and $0.7 million related to Singapore and Malaysia subsidiaries as of June 30, 2025 and December 31, 2024, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2025 and 2024.

Taxes payable consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
GST taxes payable	$159,073	$260,243
Income taxes payable	-	2,801
Totals	$159,073	$263,044

Note 16 – Concentrations risks

(a) Major customers

For the six months ended June 30, 2025 and 2024, no customer accounted for 10% or more of the Company’s total revenues.

As of June 30, 2025, two customers accounted for 26.0% and 15.0% of the Company’s total balance of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 19.0% and 15.0% of the Company’s total balance of accounts receivable, respectively.

(b) Major vendors

For the six months ended June 30, 2025 and 2024, no vendor accounted for 10% or more of the Company’s total purchases.

As of June 30, 2025, two vendors accounted for 59.2% and 40.3% or more of the Company’s total balance of accounts payable. As of December 31, 2024, two vendors accounted for 79.9% and 10.7% of the Company’s total balance of accounts payable.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $57,000 (SGD 75,000) per account. As of June 30, 2025 and December 31, 2024, the Company had cash balance of $71,276 and $70,670 was maintained at DI Scheme banks in Singapore, of $0 was subject to credit risk, respectively. The United States’ Federal Deposit Insurance Corporation (FDIC) standard insurance amount is up to $250,000 per depositor per insured bank. As of June 30, 2025 and December 31, 2024, the Company had cash balance of $0 and $15,237 was maintained at banks in the United States, of which none was subject to credit risk. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to approximately $53,000 (MYR 250,000) per depositor per insured bank. As of June 30, 2025 and December 31, 2024, the Company had cash balance of $105,370 and $151,506 was maintained at banks in Malaysia, of $34,012 and $79,219 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 17 – Leases

As of June 30, 2025 and December 31, 2024, the Company has leased three offices, which were classified as operating leases. In addition, the Company had two office equipment leases which were classified as finance leases.

The Company occupies various offices pursuant to operating lease agreements with a term shorter than twelve months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognized lease expense on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognized the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.

The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using weighted average interest rate of 8.36% and 9.60% for operating lease and finance lease, respectively. The interest rate was determined using incremental borrowing rate with similar term in Singapore and Malaysia.

Operating and finance lease expenses consist of the following:

		For the Six Months Ended June 30,
	Classification	2025	2024
		(Unaudited)	(Unaudited)
Operating lease cost
Lease expenses	General and administrative	$96,280	$73,811
Lease expenses – short-term	General and administrative	-	-
Finance lease cost
Amortization of leased asset	General and administrative	3,623	3,561
Interest on lease liabilities	Other expense -Interest expenses	1,265	1,478
Total lease expenses		$101,168	$78,850

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Weighted-average remaining term and discount rate related to leases were as follows:

	As of June 30, 2025	As of December 31, 2024

Weighted-average remaining term
Operating lease	1.3years	0.8 years
Finance leases	2.9years	3.4 years
Weighted-average discount rate
Operating lease	8.36%	5.94%
Finance leases	9.60%	9.60%

The following table sets forth the Company’s minimum lease payments in future periods as of June 30, 2025:

	Operating lease	Finance lease
	payments	payments	Total
Twelve months ending June 30, 2026	$142,664	$8,221	$150,885
Twelve months ending June 30, 2027	64,483	8,277	72,760
Twelve months ending June 30, 2028	-	15,164	15,164
Twelve months ending June 30, 2029	-	-	-
Twelve months ending June 30, 2030	-	-	-
Total lease payments	207,147	31,662	238,809
Less: discount	(12,832)	(4,791)	(17,623)
Present value of lease liabilities	$194,315	$26,871	$221,186

Note 18 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On May 12, 2023, there were disagreements between the directors and formers directors of the Company concerning, among others, the legitimacy of:

a)	The purported appointment of David Capes (“Mr. Capes”) as the Chairman of the Board of in place of Gerald Lim;
b)	The purported appointment of Leonard Chee Hyong Chia (“Leonard”) to the Board as a replacement director;
c)	The purported removal of certain individuals as director(s) of the Company by Mr. Capes and Leonard;
d)	The removal of Mr. Capes as a director of the Company and from all Board committees on which he served on May 11, 2023;
e)	The dispute by Mr. Capes regarding his removal as a director of the Company;
f)	The validity of the purported shareholders’ resolutions of the Company dated May 12, 2023 (the “Resolutions”); and
g)	The various other issues raised by the Board from time to time.

Upon consultation with the Company’s external counsel, the Board determined that the Resolutions were prima facie invalid and of no effect from the outset, and could be subject to legal challenges. The Board notes that Mr. Capes and his associates have not furnished any proof sustaining their allegation that the Resolutions were validly passed. The Board notes that Mr. Capes and his associates have not obtained any valid court order on the validity of the Resolutions. As of the date of this report, the Company does not expect the legal challenges among the disagreements between the directors and formers directors of the Company will have a material adverse effect on the business, financial condition or results of operations of the Company.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

KRHSG also filed a claim against Mr. Capes and one other defendant as a separate case in July 2023 in connection with unlawfully obstructed access to KRHSG’s client and clinic management systems, disrupting their business and resulting in losses to KRHSG in May 2023. On December 30, 2024, the Company sold 100% equity interest of KRHSG to a third party and therefore KRHSG is no longer an affiliate of the Company as of June 30, 2025.

On May 10, 2024, EUDA was served a statutory demand (the “Statutory Demand”) pursuant to Section 155(1) of the British Virgin Islands Insolvency Act 2003 (the “Insolvency Act”) by Carey Olsen Singapore LLP ( “Carey Olsen”) for payment of an alleged total indebtedness of US$138,202.66 in connection with the purported legal services rendered between February and August 2023 pursuant to an alleged engagement letter dated February 22, 2023 signed by certain former directors of the Company purportedly acting on behalf of the Company. The Company is of the position that it is not liable to pay the amount demanded by Carey Olsen in the Statutory Demand. On May 24, 2024, the Company filed an originating application seeking an order to set aside the Statutory Demand, and for Carey Olsen to pay the Company’s costs of the application. The originating application was first heard on January 30, 2025, following which it was adjourned to allow Carey Olsen to produce its work product. Following a further hearing of the Originating Application on 1 May 2025, the BVI Court found that there was a substantial dispute in respect of the Statutory Demand and ordered the Statutory Demand to be set aside, with costs ordered in favor of the Company.

As of June 30, 2025 and December 31, 2024, except as disclosed above, the Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Note 19 – Segments information

The Company’s operating segments have been identified based on the way management organizes the business by the nature of services provided to customers and how the Chief Operating Decision Maker (“CODM”) manages the business and allocates resources. The CODM for the Company is its Chief Executive Officer. The Company has two reportable segments: property management services and holistic wellness consumer products and services.

The accounting policies applied to each segment are consistent with those described in the summary of significant accounting policies. The Company evaluates segment performance based on profit or loss from operations before income taxes. Intersegment sales and transfers are accounted for as if the transactions were made with third parties, using current market prices.

The Company’s reportable segments represent strategic business units that offer different products and services and are managed separately due to their distinct operational and marketing requirements.

The following tables summarize the Company’s segment information for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30, 2025
	Property management services	Holistic wellness consumer products and services	Others	Total
Revenue from external customers	$2,089,041	$893,785	$74,497	$3,057,323

Less:
Cost of revenue	1,622,146	599,863	-	2,222,009
Segment gross profits/(loss)	466,895	293,922	74,497	835,314

Less:
Salary Expense	175,350	360,719	-	536,069
Other segment items	143,189	363,595	-	506,784
Segment profits/(loss)	148,356	(430,392)	74,497	(207,539)

Reconciliation of profit or loss
Less: Unallocated amounts
Professional fees				97,277
Other corporate expenses				27,153
Net loss before income taxes				(1,205,970)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

	For the Six Months Ended June 30, 2024
	Property management services	Holistic wellness consumer products and services	Total

Revenue from external customers	$1,908,048	$-	$1,908,048

Less:
Cost of revenue	1,465,976	-	1,465,976
Segment gross profit	442,072	-	442,072

Less:
Salary Expense	600,994	24,849	625,844
Bad debt	20,553	-	20,553
Other Segment items	459,031	66,633	525,664
Segment loss	(638,507)	(91,482)	(729,989)

Reconciliation of profit or loss
Less: Unallocated amounts
Professional fees			894,985
Loss on debt extinguishment			448,000
Impairment loss on intangible assets			14,755,560
Other corporate income			(79,281)
Net loss before income taxes			(16,749,253)

Other Significant Items:

	For the Six Months Ended June 30, 2025
	Property management services	Holistic wellness consumer products and services	Others	Total
Interest expense	$1,570	$1,372	$61,133	$63,767
Depreciation and amortization	$2,170	$11,027	$75,004	$88,201
Capital expenditure	$23,222	$-	$-	$23,222

	For the Six Months Ended June 30, 2024
	Property management services	Holistic wellness consumer products and services	Others	Total
Interest expense	$38,326	$-	$14,486	$52,812
Depreciation and amortization	$2,245	$82	$3,304	$5,631
Capital expenditure	$1,151	$-	$-	$1,151

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Disaggregated information of revenues by regions are as follows:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Singapore	$2,220,450	$1,908,048
Malaysia	836,873	-
Total	$3,057,323	$1,908,048

As of June 30, 2025, the Company’s total assets were comprised of $1,410,655 for property management service, $474,329 for holistic wellness consumer products and services, and $71,796 for others.

As of December 31, 2024, the Company’s total assets were comprised of $1,144,445 for property management service, $522,499 for holistic wellness consumer products and services, and $442,694 for others.

Note 20 – Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2025. Other than the events described below, the Company did not identify any additional subsequent events that would require disclosure.

The Company entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, each Note shall be convertible into newly-issued ordinary shares of the Company, no par value (the “ordinary shares”) at 85% (the “Discount Rate”) of the trading price of the Company’s ordinary shares on the date the Purchaser submits its conversion notice. In the event that the closing bid price of the ordinary shares is less than $2.00 for five (5) consecutive days (the “Early Default”) and the Company has failed to pay the outstanding principal balance of the Notes together with any accrued but unpaid fees within ten (10) business days, Purchaser will have the right to convert the Notes at 70% (the “Early Default Discount Rate”) of the trading price of the Company’s ordinary shares. The Company has agreed to reserve 5,000,000 ordinary shares (the “Shares”) for issuance upon full conversion of all Notes sold pursuant to the Purchase Agreement.

Subject to the terms and conditions of the Purchase Agreement, the Company may deliver to the Purchaser at any time a written request for a Note to be sold to the Purchaser (the “Put Request”), which shall state the amount of such proposed Note and the proposed closing date. Purchaser shall have five (5) business days to decline and/or refuse any Put Request, or purchase such Note at 90% of the principal amount of the Note. Upon the first closing, the Company will issue and sell to the Purchaser a Note in the amount of $1,000,000 (the “First Advance”). The closing of the sale of each subsequent Note will occur on the date to be mutually agreed upon by the Company and the Purchaser. The First Advance was issued on August 8, 2025 (the “First Note”).

On September 19, 2025, the Company entered into a letter agreement (the “Letter Agreement”) with the Purchaser pursuant to which the Company delivered 41,620 ordinary shares to Purchasers for the conversion price of $0.901 per share, and waived any breaches by Purchaser of the First Note and Agreement to date, in exchange for Purchaser agreeing not to make any further conversions of the First Note until December 15, 2025, unless the Company’s closing stock price as reported on The Nasdaq Stock Market has been $2.00 or higher for three consecutive trading days, and waiving any breaches by the Company to date of the First Note and Agreement to date. As of the date of the issuance of the unaudited condensed financial statements, the Purchaser has converted $837,500 of the First Note into 569,859 shares.